September 21, 2018

VIA EDGAR AND OVERNIGHT COURIER

Michael Clampitt

Eric Envall

Hugh West

Cara Lubit

Division of Corporation Finance

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Weidai Ltd. Amendment No. 2 to Registration Statement on Form F-1 (File No: 333-226790) CIK No. 0001734902

Dear Mr. Clampitt, Mr. Envall, Mr. West and Ms. Lubit:

On behalf of our client, Weidai Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed on September 7, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comment contained in the letter from the staff of the Commission (the “Staff”) dated September 14, 2018. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company plans to file another amendment to the Registration Statement containing the estimated price range in October 2018, and commence the road show for the proposed offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support in meeting the proposed timetable for the offering.

Securities and Exchange Commission
September 21, 2018

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income, page F-59

1.	We note that there was a revision to include a dividend declared to preferred shareholders (i.e., RMB 8,604) in the six months ended June 30, 2017 reporting period. Please explain why you did not revise your earnings per share amounts and computations for the respective reporting period (i.e., in Note 13 on page F-78 and elsewhere throughout your registration statement). Please advise or revise as necessary.

In response to the Staff’s comment, the Company has revised the disclosure in Note 13 to the accountant’s report on page F-79 of the Registration Statement. The Company also has retroactively adjusted the disclosure for all periods presented throughout the Registration Statement, including in Note 13 to the accountant’s report on page F-79, to reflect the 50-for-1 share split approved by the Company’s board of directors and shareholders on September 21, 2018, as described in Note 2 to the accountant’s report on page F-27 of the Registration Statement.

Securities and Exchange Commission
September 21, 2018

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Teresa Zhao, the audit engagement partner at Ernst & Young Hua Ming LLP, by phone at +86 20 2881 2773 or via email at teresa.zhao@cn.ey.com, or Leo Li, Chief Financial Officer of the Company, by phone at +86 185 0164 1666 or via email at leoli@wdai.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Hong Yao, Chairman and Chief Executive Officer, Weidai Ltd.

Leo Li, Chief Financial Officer, Weidai Ltd.

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Teresa Zhao, Partner, Ernst & Young Hua Ming LLP